September 08, 2005

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0801

Mr. Todd Sherman

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549-0801

Re:  NBTY, Inc. (“NBTY” or the “Company”) - File No. 1-31788

Dear Mr. Rosenberg and Mr. Sherman:

We are writing this letter in response to your letter dated July 26, 2005 regarding your review of NBTY’s response letter dated July 11, 2005.   We have provided our responses keyed to each comment raised in your letter in order to facilitate your review.

SEC Question:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 23

1.     We are considering your response to prior comment 2 including your supplemental response dated July 11, 2005.  Please provide us the following information in a disclosure-type format to help us evaluate the adequacy of your proposed disclosure:

•      Please provide a rollforward schedule for each type of accrual included in the promotional program incentive accrual amount for each fiscal year presented.

NBTY Response (dollars in thousands)

The Company budgets, controls and accounts for all promotional incentive activities through one program and therefore does not have various types of accruals.  The Company’s accrual for promotional program incentives reflects all promotions extended to individual customers at the end of each reporting period.  The following represents a rollfoward of the promotional program incentive accrual for fiscal 2004 and 2003:

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to Other Accounts	Deductions	Balance at end of period
Fiscal year ended September 30, 2004 Promotional program incentive accrual:	$23,185	$14,310	$—	$—	$37,495

Fiscal year ended September 30, 2003 Promotional program incentive accrual:	$3,549	$875	$18,761	$—	$23,185

The Company plans to include the above rollforward in Schedule II of future Form 10-K filings.

SEC Question:

•      Please reconcile the rollforward of the product return accrual for fiscal 2004 and 2003 contained in your supplemental response to comment 2(e) dated July 11, 2005 to the amounts in Schedule II on page S-1 of your fiscal 2004 10-K.   Please explain to us why the amounts in your rollforward schedule are significantly different from the amounts in the financial statement schedule.

NBTY Response (dollars in thousands)

Column A		Column B	Column C		Column D	Column E
			Additions
Description		Balance at beginning of period	Charged to costs and expenses	Charged to Other Accounts	Deductions	Balance at end of period
Fiscal year ended September 30, 2004:
Per Schedule II on Form 10-K:
Sales returns and allowances		$30,498	$20,365	$—	$(4,260)	$46,603
Less:	Promotional program incentive accrual previously included above	(23,185)	(14,310)	—	—	(37,495)
Sales returns accrual		7,313	6,055	—	(4,260)	9,108

Returns netted against charges in Schedule II		—	35,986	—	(35,986)	—

Per July 11, 2005 response letter:
Sales returns accrual		$7,313	$42,041	$—	$(40,246)	$9,108

Fiscal year ended September 30, 2003:
Per Schedule II on Form 10-K:
Sales returns and allowances		$4,532	$875	$27,684	$(2,593)	$30,498
Less:	Promotional program incentive accrual previously included above	(3,549)	(875)	(18,761)	—	(23,185)
Sales returns accrual		983	—	8,923	(2,593)	7,313

Returns netted against charges in Schedule II		—	7,932	544	(8,476)	—

Per July 11, 2005 response letter:
Sales returns accrual		$983	$7,932	$9,467	$(11,069)	$7,313

The additions and deductions for the sales returns accrual reflected in the supplemental response to comment 2(e) dated July 11, 2005 represent the actual activity. The additions and deductions disclosed in the fiscal 2004 10-K differ because the sales returns were netted against the charges as reflected in the column headed “Colum C-Charged to costs and expenses” in the table above.  In both presentations, the sales returns accrual beginning and ending balances are the same; only the presentation of the activity varied.  In future Form 10-K filings, the Company plans to present its activity on a gross basis, rather than a net basis.

Based upon further consideration and review of the Company’s Schedule II on page S-1 of our fiscal 2004 10-K, the Company proposes to prospectively change its presentation to separately disclose the rollforward of activity in the sales returns accrual (on a gross basis) and the promotional program incentive accrual for the fiscal years ended September 30, 2004 and September 30, 2003.  This change will be reflected in the Company’s upcoming filing of its Form 10-K for the fiscal year ending September 30, 2005.

SEC Question:

•      Your supplemental response to comment 2(e) dated July 11, 2005 states that the Company does not have the ability to track returns by fiscal period of the original sale.  In light of your inability to distinguish activity between current and prior periods, please explain to us how you can determine, and how your auditors are able to agree, for any period end, that the financial statements were fairly stated, that no material errors were made, and that you can reasonably estimate the deductions from gross sales identified as critical accounting estimates.

NBTY Response

The Company believes, and its independent auditors agree, that appropriate data is available that allows the Company to reasonably estimate the level of product returns expected from current sales activities.  Paragraph 6.f. of SFAS 48 requires that “[t]he amount of future returns can be reasonably estimated.”  Paragraph 20 of SFAS 48 further states that “…the Board recognizes that detailed record keeping for returns for each product line might be costly in some cases; this Statement permits reasonable aggregations and approximations of product returns.”  The Company believes it is able to make reasonable estimates of expected sales returns, as contemplated by the requirements of SFAS 48, based upon the data and monitoring processes described below.

SFAS 48 does not require specific or detailed tracking of sales returns by period of original sale.  Further, because of the Company’s accrual process which is articulated in detail in our July 11, 2005 letter to the Staff and as further described below, the Company does not believe such information would result in a material change to the Company’s accrual for sales returns.

Information available to the Company includes:

•      A 25-year history of sales and returns.

•      The Company’s continuous monitoring of customers’ inventory in order to prevent excessive customer-owned inventory in the distribution channel.  The direct monitoring of inventory held by the Company’s largest customers and estimates of inventory held by the Company’s smaller customers based upon information provided by its sales force.

•      Monitoring and evaluating the Company’s open return authorizations given to customers in order to accrue returns that have been authorized but not yet physically received.

•      The Company identifying significant changes in buying trends by analyzing point-of-sale retail data gathered from its more than 1,200 retail outlets in operation, which are used, when appropriate, to adjust reserves for product returns.

Historic product return estimates are periodically compared to current information described above in order to refine the accuracy of the return accrual methodology.

As a result of this process, the Company believes that the sales returns accrual reflected on its balance sheet is fairly stated each quarter-end and the change in the accrual is correctly recorded on its income statement each quarter.  As also described in our July 11, 2005 letter to the Staff, our sensitivity analysis relating to a one percent change in estimated accrual percentages would not result in a material change to the sales return accrual during each of the pervious two years.  The Company believes it has sufficient information and knowledge of their customers and of industry trends and conditions, as described above, to recognize if returns were going to be materially different than the historical return rates utilized in our accrual calculations.  Therefore, the Company believes that any additional information relating to specific tracking of sales returns by period of originating sales, would not result in a material change to the sales returns accrual.

SEC Question:

Liquidity and Capital Resources

EBITDA, page 36-37

2.     We have read your response to prior comment 3; however, we continue to believe that non-GAAP measures, such as EBlTDA, that eliminate recurring items are not permissible unless management reasonably believes the financial impact of these items will disappear or become immaterial within a near-term finite period.  Since the items excluded from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. The Answer to Question 8 of the Non-GAAP FAQ further states it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company’s results of operations. We believe that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure.  Please tell us how you plan to delete EBITDA as a supplementary non-GAAP operating performance measure in your filings or provide additional supplemental information to demonstrate why these measures provide useful information to investors.

NBTY Response

The FAQ release indicates that EBITDA is an appropriate performance measure where it provides useful information to investors.  In this regard, the Company receives numerous questions from the investment community concerning EBITDA generated by the Company and its various business segments.  These questions arise in every earnings and analyst conference call and at every conference where Company representatives are present.  The general public, institutional investors and analysts consider EBITDA to be relevant to their understanding of the Company’s performance.  Moreover, the Company’s credit arrangements which are described in its SEC filings contain a number of covenants that are EBITDA related.  We believe this indicates the utility of this information and, therefore the Company believes it is important to include EBITDA disclosures in its SEC filings.

If the Company were to delete discussions of EBITDA from its public filings, the Company would receive numerous EBITDA questions during earnings calls and in other settings.  The Company would be forced to (a) provide such EBITDA information orally and (b) file reports on Form 8-K for the EBITDA information provided to analysts and investors in order to comply with securities laws.  As a result, given the attention paid to Form 8-K filings, EBITDA information might actually be given more prominence in the market as compared with the supplemental nature of EBITDA disclosure in the Company’s current public filings.

Since EBITDA information is continually requested and discussed, the Company feels it pertinent to provide EBITDA information to the entire investor community, rather than provide such information to particular investors who request it.  The Company feels the best way to provide the investing community with the same EBITDA information at the same time is through the Company’s public filings.

Moreover, the Company believes it provides appropriate disclosure concerning its use of EBITDA as required by the FAQ release.  The Company provides EBITDA as a supplemental operating measure in its SEC filings subsequent to applicable GAAP financial statement disclosures.  These EBITDA disclosures are not given any more prominence in the Company’s SEC filings than GAAP measures.  In fact, all discussion of EBITDA is located at the end of the MD&A section.  Moreover, the Company expressly states in its SEC filings that “EBITDA… should not be considered in isolation of, or as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP…In addition, the Company’s definition of EBITDA is not necessarily comparable to similarly titled measures reported by other companies.”  Therefore, the Company believes that the investing public is properly instructed as to the relative significance of its EBITDA discussions.

In addition, in response to your original letter we have provided and will continue to provide disclosures in all future filings where EBITDA is referenced, which will discuss the material limitations that EBITDA has when it is provided as a supplemental non-GAAP operating measure. The Company will continue to enhance its filings with the same disclosure from page 46 of the June 30, 2005 10-Q that EBITDA as a non-GAAP supplemental operating measure has the following material limitations:

•      “It does not include interest expense. Because the Company borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted in generating revenue. Therefore, any measure that excludes interest has material limitations.

•      It does not include taxes. Because the payment of taxes is a necessary and ongoing part of operations, any measure that excludes taxes has material limitations.

•      It does not include depreciation and amortization expense. Because the Company uses capital assets, depreciation and amortization expense is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations.”

SEC Question:

3.     Further, your Form 10-Q for the quarter ended March 31, 2005 discloses that EBITDA as being the primary measure used by the Company’s chief decision maker to evaluate the ongoing performance of its segments and operating units.  This disclosure appears to be inconsistent with your disclosure, in the segment information note in your Form 10-K that the primary measures of performance are net sales and pre-tax operating income or loss (prior to corporate allocations) of each segment.   It appears that you should either eliminate your disclosure of EBITDA as a segment measure in MD&A or revise your segment information in the notes to the consolidated financial statements to disclose EBITDA as a segment measure of performance.  Please provide us in a disclosure-type format how you plan to eliminate this inconsistency.

NBTY Response

In response to the Staff’s comment regarding the disclosure in the Company’s Form 10-Q for the quarter ended March 31, 2005 that EBITDA is used as a “primary” performance measure, this disclosure will be changed prospectively to state that EBITDA is used as a “supplemental” measure, as it is not a “primary” measure in the chief decision maker’s evaluation of the ongoing performance of the Company’s segments and operating units.

Please see below for the following change made in the Liquidity and Capital Resources discussion included in the MD&A section of the Company’s 10-Q filing for its fiscal third quarter ended June 30, 2005, which will be incorporated in our future filings with the Staff’s approval:

“Additionally, management uses EBITDA for purposes of reviewing the results of operations for planning and forecasting certain segment operations in future periods as well as being ~~the primary~~ a supplemental measure used by the Company’s chief decision maker to evaluate the ongoing performance of its segments and reporting units. EBITDA does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered an alternative to net income under GAAP for purposes of evaluating the results of operations.”

SEC Question:

General

4. Please file your correspondence dated July 11, 2005 on EDGAR.

NBTY Response:

In response to the Staff’s request, NBTY has filed the response correspondence dated July 11, 2005 on Edgar on July 29, 2005 under the form type label CORRESP.

Please let me know if you have any questions.  We appreciate your comments and would be pleased to discuss these matters further at your request.

Sincerely,

/s/ Harvey Kamil
Harvey Kamil
President and Chief Financial Officer